NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 11, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 25, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Monmouth Real Estate Investment Corporation and Industrial Logistics Properties Trust became effective on February 25, 2022. Eash share of common stock of Monmouth Real Estate Investment Corporation were converted into USD 21.00 in cash and the 6.125% Series C Cumulative Redeemable Preferred Stock were converted into USD 25.00 per share plus accumulated and unpaid dividends to, but not including, the date the Merger is completed. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on February 28, 2022.